SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(A) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(A)

                        (Amendment No.)*

                WHEREVER.net HOLDING CORPORATION
                    -------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                    -------------------------
                 (Title of Class of Securities)

                               N/A
                    -------------------------
                         (CUSIP Number)

                  Patrice C. Scatena, Secretary
                       Intel Pacific, Inc.
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
                    -------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 1, 2001
                    -------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N/A             Schedule 13          Page 2 of 10 Pages


1.   NAME OF REPORTING PERSON                      Intel
                                                   Pacific, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    N/A
     PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [ ]
     GROUP**                                             (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS**                                        OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION               DELAWARE

  NUMBER OF   7.     SOLE VOTING POWER                 1,244,443
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER                     -0-
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER            1,244,443
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                   1,244,443

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW          4.79%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N/A             Schedule 13D         Page 3 of 10 Pages


The  class  of  equity  securities to  which  this  statement  on
Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock") of WHEREVER.net Holding Company (the "Issuer"), a Cayman Islands corporation. As explained in further detail in this filing, Intel Pacific, Inc. recently received notice from the Issuer that it had acquired the right to convert its Preferred Stock of the Issuer into an additional 20,088,869 shares of Common Stock of the Issuer through an automatic adjustment of the conversion price of the Preferred Stock, due to the Issuer's issuance of stock options on January 1, 2001. Intel Pacific, Inc. subsequently waived the right to receive these additional shares. This filing is being made to report beneficial ownership of greater than 5% of the Issuer's Common Stock from on January 1, 2001 to the date of such waiver. Following such waiver, Intel Pacific's beneficial ownership is below 5%.

Item 1.   Security and Issuer.
------    -------------------
          (a)    Name and Address of Principal Executive Offices
                 of Issuer:
                 ----------------------------------------------
                 WHEREVER.net Holding Corporation
                 Natwest Tower, Suite 4701
                 1 Matheson Street
                 Causeway Bay, Hong Kong SAR
                 People's Republic of China

          (b)    Title of Class of Equity Securities:
                 ------------------------------------
                 Common Stock, par value $0.01

Item 2.   Identity and Background.
------    -----------------------
          (a) Intel Pacific, Inc. Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

          (b)    Address of Principal Business Office:
                 ---------------------------------------------
                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (C) Principal Business: Intel Pacific, Inc. is a holding company for investments.

          (d)    Criminal Proceedings:
                 --------------------
                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:
                 -----------------
                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:    Delaware
                 ---------------------

CUSIP No. N/A             Schedule 13D         Page 4 of 10 Pages


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
          The Reporting Person without consideration acquired the right to convert its 888,888 shares of Preferred Stock of the Issuer, par value $.01 per share (the "Preferred Stock") for 20,088,869 additional shares of Common Stock through the automatic adjustment of the conversion price of its Preferred Stock due to the Issuer's issuance of stock options at US$0.625 per share of Common Stock on January 1, 2001. Prior to the issuance of such stock options, the 888,888 shares of Preferred Stock were convertible into 1,244,443 shares of Common Stock; following such issuance, the Preferred Stock was convertible into an aggregate of 21,333,312 shares.

Item 4.   Purpose of the Transaction.
          --------------------------
          The issuance of stock options at US$0.625 per share of Common Stock on January 1, 2001 automatically triggered the adjustment of the conversion price of the Preferred Stock. The Issuer provided to the Reporting Person a summary of Issuer's issuance of stock options in a facsimile and email dated May 16, 2001.

          Pursuant to a letter from the Reporting Person to the Issuer dated May 22, 2001, the Reporting Person, with effect as of January 1, 2001, irrevocably waived forever its rights to full-ratchet anti-dilution described in Article 15(d)(iii) of the Issuer's Articles of Association and to the adjustment of the conversion price of its Preferred Stock due to the Issuer's issuance of stock options at US$0.625 per share of Common Stock on January 1, 2001. As a result of this waiver, the 888,888 shares of Preferred Stock held by the Reporting Person is convertible into 1,244,443 shares of Common Stock, representing 4.79% of the shares of Common Stock (based upon 24,723,327 shares of Common Stock outstanding as of December 31, 2000 as stated by the Issuer in its press release dated April 17, 2001).

Item 5.   Interests in Securities of the Issuer.
------    -------------------------------------
          (a)    Number of Shares Beneficially Owned:  1,244,443

                 Percent of Class: 4.79% of the shares of Common Stock (based upon 24,723,327 shares of Common Stock outstanding as of December 31, 2000 as stated by the Issuer in its press release dated April 17, 2001).

          (b)    Sole Power to Vote, Direct the Vote of, or
                 Dispose of Shares:  1,244,443 shares of Common
                 Stock.

          (c) Recent Transactions. Pursuant to a letter from the Reporting Person to the Issuer dated May 22, 2001, the Reporting Person, with effect as of January 1, 2001, irrevocably waived forever its rights to full-ratchet anti-dilution described in Article 15(d)(iii) of the Issuer's Articles of Association and to the adjustment of the conversion price of its Preferred Stock due to the Issuer's issuance of stock options at US$0.625 per share of Common Stock on January 1, 2001. As a result of this waiver, the 888,888 shares of Preferred Stock held by the Reporting Person is convertible into 1,244,443 shares of Common Stock, representing 4.79% of the shares of Common Stock (based upon 24,723,327 shares of Common Stock outstanding as of December 31, 2000 as stated by the Issuer in its press release dated April 17, 2001).

          (d)    Rights with Respect to Dividends or Sales
                 Proceeds:  N/A

          (e)    Date of Cessation of Five Percent Beneficial
                 Ownership:  N/A

CUSIP No. N/A             Schedule 13D         Page 5 of 10 Pages


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the
          Issuer:  N/A

Item 7.   Material to be Filed as Exhibits.

          (1) Letter from the Reporting Person to the Issuer dated May 22, 2001 waiving the full-ratchet anti-dilution provision of the Issuer's
                 Articles of Association and the adjustment of the conversion price.

          (2) Articles of Association of the Issuer (Filed with Registration Statement on Form F-1
                 (Registration No. 333-11676) filed with the Commission on March 17, 2000).

CUSIP No. N/A             Schedule 13D         Page 6 of 10 Pages


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 8, 2001.

                                 INTEL PACIFIC, INC.

                                 By:  /s/Patrice C. Scatena
                                      ------------------------
                                      Patrice C. Scatena
                                      Secretary

CUSIP No. N/A             Schedule 13D         Page 7 of 10 Pages


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director:   All
Directors are United States citizens.

Name:             Nanci Palmintere

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Vice President, Finance & Enterprise Services
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             Patrice C. Scatena

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Senior Corporate Counsel, Legal Department
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             Kalavathi Srinivasan

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Assistant Treasurer, Finance & Enterprise
Occupation:       Services

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:

CUSIP No. N/A             Schedule 13D         Page 8 of 10 Pages


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Pacific, Inc. excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Pacific, Inc's. business address.

Name:        Joanne Field
Title:       Assistant Secretary

Name:        Ravi Jacob
Title:       Assistant Treasurer

Name:        Kostas Katsohirakis
Title:       Assistant Treasurer

Name:        Cary I. Klafter
Title:       Assistant Secretary

Name:        Diane Labrador
Title:       Assistant Treasurer

Name:        Noel Santaco Lazo
Title:       Assistant Treasurer

Name:        Francis Pui Tong Lo
Title:       Assistant Treasurer

Name:        Suzan A. Miller
Title:       Assistant Secretary

Name:        Michelle Oates
Title:       assistant Secretary

Name:        Arvind Sodhani
Title:       Vice President

Name:        Leslie L. Vadasz
Title:       Executive Vice President

CUSIP No. N/A             Schedule 13D         Page 9 of 10 Pages


Intel Pacific, Inc.
2200 Mission College Blvd.                   EXHIBIT 1
P.O. Box 58119
Santa Clara, CA  95052-8119
United States of America

[INTEL LOGO]

May 22, 2001

By Hand and Facsimile

WHEREVER.net Holding Corporation (the "Company")
Natwest Tower, Suite 4701
1 Matheson Street
Causeway Bay, Hong Kong SAR
People's Republic of China
Fax: (852) 2506-4383

Attn:     Mr. Johnny Lee, President and CEO
          Mr. Fernando Bensuaski, COO and CFO

Re: Waiver of Adjustment to the Conversion Ratio of the Company's
Series A Preferred Shares (the "Preferred Shares")

Dear Sirs,

You have informed us by a facsimile dated May 16, 2001 that the Company issued employee stock options for up to 5,345,580 Common Shares at an exercise price as low as US$0.625 per Common Share on January 1, 2001 (the "Issuance"). This letter is written to inform you that pursuant to Article 15(d)(iii) of the Company's Amended and Restated Articles of Association (the "Articles"), in effect as of the date of the Issuance, the Issuance automatically adjusted the conversion ratio of the Preferred Shares from 1.4 Common Shares for each Preferred Share to 24 Common Shares for each Preferred Share.

With effect as of January 1, 2001, we hereby irrevocably waive forever Article 15(d)(iii) of the Articles and any adjustment of the Preferred Share conversion ratio as a result of the effectiveness of Article 15(d)(iii) of the Articles. Unless you indicate to us otherwise, as of the date of this letter, our understanding is that the current conversion ratio of the Preferred Shares is 1.4 Common Shares for each Preferred Share.

CUSIP No. N/A             Schedule 13D        Page 10 of 10 Pages


We  reserve all other rights under the Articles and those certain
Series A Preferred Share Purchase and Investor Rights Agreements, each dated March 3, 2000, entered into between the Company and Intel Pacific, Inc.

We would appreciate your acknowledgment and agreement to the contents of this letter by signing below and returning the original to:

Intel Pacific, Inc.
c/o Intel Semiconductor Ltd.
32/F, Two Pacific Place
88 Queensway, Central
Hong Kong
Attn:  APAC Portofolio Management

Sincerely yours,

For INTEL PACIFIC, INC.

Francis Lo

                      Authorized Signatory

Acknowledged and Agreed by,

For WHEREVER.net Holding Corporation

Name:
Title: